Exhibit (a)(5)

FOR IMMEDIATE RELEASE

Certain Funds Affiliated with Apollo Global Management Announce Commencement of Tender Offer for All Outstanding Shares of Diamond Resorts

NEW YORK, NY—July 14, 2016—Certain funds affiliated with Apollo Global Management, LLC (NYSE: APO) (together with its consolidated subsidiaries, “Apollo”) announced the commencement of a cash tender offer to purchase all of the outstanding shares of common stock of Diamond Resorts International, Inc. (NYSE: DRII) (“Diamond Resorts”). The tender offer is being made pursuant to the merger agreement (the “Merger Agreement”) announced by Apollo and Diamond Resorts on June 29, 2016 under which certain funds affiliated with Apollo, a leading global alternative investment manager, will acquire Diamond Resorts for $30.25 per share or approximately $2.2 billion.

The $30.25 per share all-cash tender offer represents a premium of approximately 58% over the closing price of $19.11 per share reported on NYSE on February 24, 2016, the last full trading day before Diamond Resorts announced it would explore strategic alternatives. On June 28, 2016, the last full trading day prior to the public announcement of the signing of the Merger Agreement, the closing price of the shares reported on NYSE was $24.07 per share.

A tender offer statement on Schedule TO that includes the Offer to Purchase and related Letter of Transmittal that set forth the terms and conditions of the tender offer will be filed today by the affiliates of Apollo making the offer. Additionally, Diamond Resorts will file with the U.S. Securities and Exchange Commission (the “SEC”) a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Diamond Resorts’ board of directors that Diamond Resorts stockholders tender their shares in the tender offer.

The tender offer will expire at 12:00 midnight (New York City time) on August 10, 2016 (one minute after 11:59 P.M. New York City time on August 10, 2016), unless the offer period is extended in accordance with the Merger Agreement and the applicable rules and regulations of the SEC. The completion of the tender offer will be conditioned on Diamond Resorts’ stockholders tendering at least a majority of Diamond Resorts’ outstanding shares and other customary closing conditions.

If, as a result of the tender offer, the affiliates of Apollo making the offer own shares representing at least one share more than 50% of the then outstanding shares of Diamond Resorts’ common stock, Diamond Resorts will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, merge with a subsidiary of such affiliates of Apollo, with Diamond Resorts surviving as an indirect wholly owned subsidiary of such affiliates, under Section 251(h) of the Delaware General Corporation Law, without prior notice to, or any action by, any other stockholder of Diamond Resorts, as soon as practicable following the consummation of the tender offer.

Okapi Partners LLC is acting as information agent for Apollo in the tender offer. Continental Stock Transfer & Trust Company is acting as depositary and paying agent in the tender offer. Requests for documents and questions regarding the tender offer may be directed to Okapi Partners LLC by telephone at (877) 629-6357 or banks and brokers may call (212) 297-0720, or by email at info@okapipartners.com.

About Apollo

Apollo (NYSE: APO) is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, Chicago, Bethesda, Toronto, London, Frankfurt, Madrid, Luxembourg, Singapore, Mumbai, Delhi, Shanghai and Hong Kong. Apollo had assets under management of approximately $173 billion as of March 31, 2016, in private equity, credit and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit www.agm.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements related to proposed transaction and other statements regarding Diamond Resorts’ current expectations, prospects and opportunities. These forward-looking statements are covered by the “Safe Harbor for Forward-Looking Statements” provided by the Private Securities Litigation Reform Act of 1995. Diamond Resorts has tried to identify these forward looking statements by using words such as “expect,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “could,” “forecast,” “believe,” “guidance,” “projection,” “target” or similar expressions, but these words are not the exclusive means for identifying such statements. Diamond Resorts cautions that a number of risks, uncertainties and other factors could cause Diamond Resorts’ actual results to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation that the conditions to closing the transaction will be satisfied; the impact of the transaction on Diamond Resorts’ business, its financial and operating results and its employees, suppliers and customers (in particular, HOAs and prospective purchasers of vacation ownership interests); factors affecting the feasibility and timing of any transaction or other action, including, without limitation, required third-party consents and regulatory approvals; the ability to identify and close any transaction; and risks related to realization of the expected benefits of the transaction or other action to Diamond Resorts and its stockholders. For a detailed discussion of factors that could affect Diamond Resorts’ future operating results, please see Diamond Resorts’ filings with the Securities and Exchange Commission, including the disclosures under “Risk Factors” in those filings.

The forward-looking statements included in this announcement are made as of the date hereof. Apollo is not under any obligation to (and expressly disclaims any such obligation to) update any of the information in this press release if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. This communication is for informational purposes only. The tender offer transaction commenced by affiliates of Apollo is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials)to be filed by such affiliates of Apollo with the U.S. Securities and Exchange Commission (SEC). In addition Diamond Resorts will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Prior to making any decision regarding the tender offer, Diamond Resorts stockholders are strongly advised to read the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 when they become available. Diamond Resorts stockholders will be able to obtain the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 at no charge on the SEC’s website at www.sec.gov. In addition, the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 may be obtained free of charge from Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, Telephone Number (877) 629-6357 or banks and brokers may call (212) 297-0720, the information agent for the tender offer.

Media Contact:

Apollo Global Management, LLC

Gary M. Stein, 212-822-0467

gstein@apollolp.com

or

Rubenstein Associates, Inc. for Apollo Global Management, LLC

Charles Zehren, 212-843-8590

czehren@rubenstein.com